UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Alvaro Perez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC”) on August 3, 2007, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC will be available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2006.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa with the SEC on August 3, 2007 and amended from time to time thereafter.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule 14D-9.

ITEM 9.EXHIBITS.

Exhibit No.
(a)(2)(xli)	Resolutions approved by Bd. of Directors at EGSM on September 25, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2007.	Endesa, S.A.

	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema Title: Manager of North America Investor Relations

Exhibit (a)(2)(xli)

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

SEPTEMBER 25, 2007 (FIRST CALL)

RESOLUTIONS APPROVED BY THE BOARD OF DIRECTORS IN RELATION TO EACH ONE OF THE AGENDA ITEMS

Madrid, September 25, 2007

EXTRAORDINARY GENERAL MEETING

SEPTEMBER 25, 2007 (FIRST CALL)

RESOLUTIONS APPROVED BY THE BOARD OF DIRECTORS IN RELATION TO EACH AGENDA ITEM

ONE.  Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).

a)	To amend the present article 32 (Limitation of voting rights) of the Corporate Bylaws, by re-wording it in the following terms:

Article 32: Voting rights
The shareholders shall be entitled to one vote for each share they own or represent, except for non-voting shares, which shall be governed by the provisions of article 8 of these Bylaws.

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

TWO.  Amendment of article 37 of the Corporate Bylaws (Number and types of Directors).

a)	To amend the present article 37 (Number and types of Directors) of the Corporate Bylaws, by re-wording it in the following terms:

Article 37: Number of Directors
The Board of Directors shall be formed by nine members minimum and fifteen maximum.  The General Meeting shall be responsible for both the appointment and the removal of the members of the Board of Directors.  The position of Director is eligible for resignation, revocation and re-election.

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

THREE.  Amendment of article 38 of the Corporate Bylaws (Term of office of Director).

a)	To amend the present article 38 (Term of Office) of the Corporate Bylaws, by re-wording it in the following terms:

Article 38: Term of Office of Director
The term of office of Directors shall be four years.  They may be re-elected for periods of like duration.  For the purpose of computing the term of office of the mandate of Directors, the year shall be deemed to begin and end on the date on which the Annual General Meeting is held, or the last day possible on which it should have been held.  If during the term to which the directors were appointed vacancies should take place, the Board may appoint, from among the shareholders, those persons to fill them until the first General Meeting meets.

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

FOUR.  Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).

a)	To amend the present article 42 (Incompatibilities) of the Corporate Bylaws, by re-wording it in the following terms:

Article 42: Incompatibilities of Directors
Those persons subject to the prohibitions of article 124 of the Spanish Corporations Law (Ley de Sociedades Anónimas) and other legal provisions may not be appointed as directors.

b)	This bylaw amendment shall be effective as from the time it is registered with the Mercantile Registry.

FIFTH. Authorization to the Board of Directors for the execution and implementation of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for registration and processing of the said resolutions as a public instrument and for correction thereof, as appropriate.

"1.
To delegate to the Company’s Board of Directors the broadest authorities to adopt such resolutions as may be necessary or appropriate for the execution, implementation, effectiveness and successful conclusion of the General Meeting resolutions and, in particular, for the following acts, without limitation:

(i)
clarify, specify and complete the resolutions of this General Meeting and resolve such doubts or aspects as are presented, remedying and completing such defects or omissions as may prevent or impair the effectiveness or registration of the pertinent resolutions;

(ii)
execute such public and/or private documents and carry out such acts, legal businesses, contracts, declarations and transactions as may be necessary or appropriate for the execution and implementation of the resolutions adopted at this General Meeting; and

(iii)	delegate, in turn, to the Executive Committee or to one or more directors, who may act severally and indistinctly, the powers conferred in the preceding paragraphs.

2.
To empower the Chairman of the Board of Directors, Mr. Manuel Pizarro Moreno, the Chief Executive Officer (CEO) Mr. Rafael Miranda Robredo and the Secretary of the Board of Directors and Secretary General Mr. Salvador Montejo Velilla, in order that, any of them, indistinctly, may:

(i)
carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular, inter alia, the powers to appear before a Notary Public in order to execute the public deeds or notarial records which are necessary or appropriate for such purpose, to publish the pertinent legal notices and formalize any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and

(ii)
appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish Securities Market Commission (“Comisión Nacional del Mercado de Valores”), the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof.